Profit and Loss

Indy 2 LLC
January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
41000 Beer Sales	115,945.98
41100 Liquor Sales	238,186.66
41200 Wine Sales	31,281.59
41300 NA Bev Sales	27,434.09
41400 Retail Sales	10,312.54
42000 Food Sales	725,503.82
Refunds	-382.19
Total for Income	**$1,148,282.49**
Cost of Goods Sold	
53000 Merchant Account Fees	23,182.13
Beer Costs	41,115.83
Food Costs	264,162.28
Liquor Costs	73,895.46
Merchandise COGS	1,402.92
NA Bev Costs	12,189.71
Wine Costs	4,771.23
Total for Cost of Goods Sold	**$420,719.56**
Gross Profit	**$727,562.93**
Expenses	
Advertising & marketing	$23,790.01
Website ads	886.91
Total for Advertising & marketing	**$24,676.92**
Bank fees & service charges	-$915.00
Delivery Service Fees	36,762.33
Total for Bank fees & service charges	**$35,847.33**
Contract labor	850.00
Dues & subscriptions	3,995.89
Furnishings and Decor	65.92
Insurance	$339.94
Health insurance & accident plans	9,521.12
Total for Insurance	**$9,861.06**
Interest paid	15,655.26
Kitchen Equipment	56.91
Legal & accounting services	$2,558.78
Accounting fees	2,901.12
Payroll Processing Fee	2,755.32
Professional Fees	2,558.78
Total for Legal & accounting services	**$10,774.00**

Profit and Loss

Indy 2 LLC
January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Management Fees	13,000.00
Meals	1,328.54
Music and Entertainment	47,256.86
Office expenses	$1,440.21
Postage & Delivery	64.41
Software & apps	8,343.86
Total for Office expenses	**$9,848.48**
Operating Supplies	0
Bar Supplies	416.36
Chemical & Janitorial	6,036.26
Kitchen Supplies	$6,020.43
Co2	1,003.00
Propane	396.00
Total for Kitchen Supplies	**$7,419.43**
Paper & Disp	23,978.25
Total for Operating Supplies	**$37,850.30**
Parking Tickets	1,084.00
Payroll expenses	0
Payroll Taxes	40,270.60
Salaries & wages	303,088.49
Total for Payroll expenses	**$343,359.09**
Rent	$116,888.36
Equipment rental	708.99
Total for Rent	**$117,597.35**
Repairs & maintenance	$1,069.75
Pest Control	535.88
Total for Repairs & maintenance	**$1,605.63**
Security	37.89
Sponsorship	97.41
Supplies	3,457.63
Taxes paid	0
Mixed Beverage Gross Tax	20,142.79
Total for Taxes paid	**$20,142.79**
Travel	0
Parking & tolls	7.00
Total for Travel	**$7.00**
Uniforms	2,985.95

Profit and Loss

Indy 2 LLC
January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Utilities	$28,223.72
Heating & cooling	750.25
Internet & TV services	160.67
Total for Utilities	**$29,134.64**
Total for Expenses	**$730,576.85**
Net Operating Income	**-$3,013.92**
Other Income	
Interest earned	-31.57
Total for Other Income	**-$31.57**
Other Expenses	
Profit Share Payable	38.00
Vehicle expenses	$57.78
Vehicle gas & fuel	31.24
Total for Vehicle expenses	**$89.02**
Total for Other Expenses	**$127.02**
Net Other Income	**-$158.59**
Net Income	**-$3,172.51**

Balance Sheet

Indy 2 LLC
As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Indy 2 LLC (6521) - 2	-27,259.77
Total for Bank Accounts	**-$27,259.77**
Accounts Receivable	
Other Current Assets	
Deposits to be Classified	0
Cash Payments	$199,773.12
Cash Over/Short	-104,495.66
Total for Cash Payments	**$95,277.46**
Credit Card	-6,813.81
Doordash	263.29
Grubhub	1,985.14
House Account	-$11,620.88
Prepaid Orders	-767.19
Total for House Account	**-$12,388.07**
Mr Yum	3,586.00
Uber Eats	19,726.26
Total for Deposits to be Classified	**$101,636.27**
Gift Cards	3,077.04
Loans to others	240.00
Total for Other Current Assets	**$104,953.31**
Total for Current Assets	**$77,693.54**
Fixed Assets	
Accumulated amortization	-33,296.00
Accumulated depreciation	-245,846.00
Buildings	0
Building Construction	$1,301,055.20
Architecture	40,131.21
Landlord Reimbursement	-297,700.00
Total for Building Construction	**$1,043,486.41**
Exterior Sign	36,453.42
Furniture & fixtures	24,731.57
Glass	82,489.00
Patio	8,300.00
Ping Pong Table	5,000.00
Security System	10,105.14
Sound System	36,599.34

DISTRIBUTION ACCOUNT	TOTAL
Steel	32,000.00
Tables	11,150.00
Vent Hoods	66,339.70
VRF System	72,457.00
Total for Buildings	**$1,429,111.58**
Mural	3,750.00
Tools, machinery, and equipment	0
Draft System	3,618.69
Equipment Purchase	55,795.00
Office Computer	6,598.11
Toast POS System	5,644.76
Walk-In Cooler	45,525.04
Total for Tools, machinery, and equipment	**$117,181.60**
Total for Fixed Assets	**$1,270,901.18**
Other Assets	
Lease Deposit	300,000.00
Security deposits	0
Security deposit	31,278.39
Total for Security deposits	**$31,278.39**
Startup & organizational costs	$325.82
Accounting Fees	8,000.00
Advertising	545.16
Appraisal Fee	3,950.00
Bank Fees	284.50
Beer	2,631.66
Consulting	65,000.00
Hiring Expense	3,519.83
Legal Expenses	18,105.00
Licenses held	7,669.53
Liquor	711.85
Management Fees	10,000.00
Marketing	3,000.00
Permits	960.00
Printing	539.46
Rent	22,189.07
Software	7,009.43
Startup costs	503,227.68
Supplies	58,081.70
Uniforms	9,396.09

Balance Sheet

Indy 2 LLC
As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Startup & organizational costs	**$725,146.78**
Total for Other Assets	**$1,056,425.17**
Total for Assets	**$2,405,019.89**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	50,579.58
Total for Accounts Payable	**$50,579.58**
Credit Cards	
Chase CC H. SCOTT (3371) - 1	33,229.46
Total for Credit Cards	**$33,229.46**
Other Current Liabilities	
27000 Sales Tax Payable	16,384.53
28000 Tips Payable	55,152.90
Brent Turnipseed Loan	10,000.00
Industry Restaurants LLC	25,526.04
Line of Credit 2777	200,000.00
Line of Credit 2786	
Payroll Clearing Account	57,310.91
Payroll wages and tax to pay	$1,211.57
Payroll Liabilities	11,293.65
Total for Payroll wages and tax to pay	**$12,505.22**
Short-term loans from shareholders	2,931.39
Toast Loan	
Toast Loan 2	58,641.62
Total for Other Current Liabilities	**$438,452.61**
Total for Current Liabilities	**$522,261.65**
Long-term Liabilities	
Bee Cave Bridge Loan	
InKind Loan	23,970.77
Joshua Alley Loan	
Loan 21222782	1,766,588.00
Rewards Network Loan	
Spider Mountain Loan	-8,479.92
Total for Long-term Liabilities	**$1,782,078.85**
Total for Liabilities	**$2,304,340.50**

Balance Sheet

Indy 2 LLC

As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-746,105.28
Net Income	-3,172.51
Investors	0
Adrien Drouilhet	25,000.00
Amy Van Horn	50,000.00
Daniel Alden	50,000.00
David Wolff	50,000.00
Eleuterio Garza	12,500.00
Elizabeth Alden	25,000.00
GFY Hospitality	250,000.00
Jason Drouilhet	25,000.00
Jaytyler Ferretti	100,000.00
Jim Bishop	24,957.18
Josh Cunningham	25,000.00
Lisa Crane	25,000.00
Matt Ball	50,000.00
Ryan McCallum	12,500.00
Scott Monroe	100,000.00
Sean Bennett	25,000.00
Total for Investors	**$849,957.18**
Total for Equity	**$100,679.39**
Total for Liabilities and Equity	**$2,405,019.89**

Statement of Cash Flows

Indy 2 LLC

January 1-June 30, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,172.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
27000 Sales Tax Payable	5,242.41
28000 Tips Payable	12,661.45
Accounts Payable (A/P)	57,180.33
Chase CC H. SCOTT (3371) - 1	6,635.51
Deposits to be Classified:Cash Payments	-49,205.94
Deposits to be Classified:Cash Payments:Cash Over/Short	21,328.02
Deposits to be Classified:Credit Card	9,790.26
Deposits to be Classified:Doordash	-3,326.06
Deposits to be Classified:Grubhub	-627.92
Deposits to be Classified:House Account	4,329.70
Deposits to be Classified:Mr Yum	-3,745.20
Deposits to be Classified:Uber Eats	-11,413.38
Gift Cards	-192.77
Industry Restaurants LLC	-21,035.89
Payroll Clearing Account	35,781.41
Payroll wages and tax to pay:Payroll Liabilities	269.98
Short-term loans from shareholders	-1,500.00
Toast Loan 2	34,229.07
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$96,400.98**
Net cash provided by operating activities	**$93,228.47**
INVESTING ACTIVITIES	
Startup & organizational costs:Beer	-1,923.66
Startup & organizational costs:Uniforms	-147.60
Net cash provided by investing activities	**-$2,071.26**
FINANCING ACTIVITIES	
InKind Loan	-31,473.51
Investors:Jim Bishop	-42.82
Loan 21222782	-60,500.00
Spider Mountain Loan	-8,479.92
Net cash provided by financing activities	**-$100,496.25**
NET CASH INCREASE FOR PERIOD	**-$9,339.04**
Cash at beginning of period	**-$17,920.73**
CASH AT END OF PERIOD	**-$27,259.77**